Exhibit 8.1

October 23, 2017

Aflac Incorporated

1932 Wynnton Road

Columbus, Georgia 31999

RE:	Aflac Incorporated 2.108% Subordinated Debentures due 2047

Ladies and Gentlemen:

You have requested our opinion with respect to the U.S. federal income tax classification of the 2.108% Subordinated Debentures (“Debentures”) issued by Aflac Incorporated, a Georgia corporation (the “Company”), on October 23, 2017, as more fully described in the prospectus supplement dated October 17, 2017 (the “Prospectus Supplement”), to the base prospectus contained in the registration statement on Form S-3ASR (File No. 333-203839) filed by the Company with the Securities and Exchange Commission on May 4, 2015.

I. Facts

A. The Debentures

The Debentures incorporate the following key terms.

1. Maturity

The Debentures have a maturity of 30 years.

2. Subordination

The Debentures are subordinated to all of the Company’s senior indebtedness on the terms set forth in the subordinated indenture pursuant to which the debentures will be issued (the “Subordinated Indenture”), and the Debentures rank pari passu with trade creditors and other subordinated indebtedness expressly stated to rank pari passu with the Debentures.

Aflac Incorporated

October 23, 2017

3. Interest Rate and Optional Deferral

From the date of issuance until October 23, 2027, the Debentures will bear interest at an annual rate equal to 2.108%, payable semi-annually in arrears. Thereafter, the rate of interest on the Debentures will be reset on each of October 23, 2027, October 23, 2032, October 23, 2037 and October 23, 2042 (each, a “reset date”) to an annual rate equal to the then-current JPY 5-year Swap Offered Rate1 plus 205 basis points, payable semi-annually in arrears. The Company may, so long as there is no event of default under the Subordinated Indenture, elect to defer interest payments on the Debentures for one or more consecutive interest periods at any time for up to 5 years (“Optional Deferral”). Interest may not, however, be deferred beyond the maturity date or the redemption date of the Debentures.

During any Optional Deferral, interest will compound semi-annually on any interest deferred pursuant to the Optional Deferral right and the Company will generally be prohibited from (i) paying dividends on any class of its equity, or redeeming, purchasing or acquiring any shares of Company capital stock, (ii) paying principal of, or interest or premium, if any, on, or repaying, repurchasing or redeeming any other classes of Company debt securities that rank equally with or junior to the Debentures (other than payments that if not made would cause a breach of the terms of such instruments) or (iii) making any guarantee payments with respect to the securities described in (ii).

4. Optional Redemption

The Debentures are redeemable or otherwise repayable by the Company, in whole or in part, on any interest payment date after October 23, 2027, for cash at the aggregate principal amount of the Debentures to be redeemed plus accumulated and unpaid interest on a compounded basis, in whole or in part, at the option of the Company.

[1]

The Prospectus Supplement defines “JPY 5-year Swap Offered Rate” as the offered rate for Japanese yen swaps with a term of five (5) years which appears on the Reuters Page 58376 at 10:00 a.m. (Tokyo time) on the day which is two (2) Business Days prior to the reset date immediately prior to the first day of such reset interest period.

Aflac Incorporated

October 23, 2017

5. Redemption Upon a Tax Event

The Company may redeem the Debentures in whole, but not in part, at any time within 90 days after there is a Tax Event (as defined below), in cash at a redemption price equal to 100% of the principal amount redeemed plus accrued but unpaid interest on a compounded basis. A Tax Event occurs if, as a result of (a) a change in the tax law or any interpretation thereof or (b) a threatened challenge asserted in connection with an audit of the Company, there is more than an insubstantial risk that interest paid or accrued on the Debentures is not deductible, in whole or in part, by the Company for U.S. federal income tax purposes.

6. Redemption Upon a Rating Agency Event

The Company may redeem the Debentures in whole, but not in part, at any time within 90 days after a Rating Agency Event (as defined below), in cash at a redemption price equal to equal to 100% of the principal amount redeemed plus accrued but unpaid interest on a compounded basis. A Rating Agency Event means a change to the methodology or criteria that were employed by an applicable rating agency for purposes of assigning equity credit to securities such as the Debentures on the date of initial issuance of the Debentures, which change either (i) shortens the period of time during which equity credit pertaining to the Debentures would have been in effect or (ii) reduces the amount of equity credit assigned to the Debentures by the applicable rating agency.

7. Voting Rights

The Debentures will have no voting rights in the Company.

8. Events of Default

The Company’s failure to pay principal or interest on the Debentures when due and the Company’s bankruptcy, insolvency, receivership or reorganization will result in a default on the Debentures. In addition, failures to observe or perform any other covenant or obligation in the indenture for 90 days after notice, or failure to make certain other debt payments, may, upon notice from the trustee or holders of 25% of the principal of the Debentures, also constitute an event of default. An event of default will give holders the right to accelerate principal and interest on the Debentures.

B. Other Facts

The Prospectus Supplement and the Subordinated Indenture provide that each holder of the Debentures will be deemed to have agreed to treat the Debentures as indebtedness for all U.S. federal, state and local tax purposes.

Aflac Incorporated

October 23, 2017

The Company has paid regular dividends on its common stock in each of the past 40 years, and the Company has increased dividends every year since 1983. The Company has assets and projected cash flows sufficient to demonstrate that it is capable of servicing the Debentures pursuant to their terms without exercising its right to Optional Deferral. The Company and its subsidiaries have aggregate long term debt liabilities of approximately $5,252 million and shareholders’ equity of approximately $21,503 million as of June 30, 2017. The Company and its subsidiaries had net earnings of $2,659 million in 2016, $2,533 million in 2015 and $2,951 million in 2014. The Debentures were issued with investment grade debt ratings of Baa1 provided by Moody’s Investor Services, Inc. and BBB provided by Standard & Poor’s Corporation.

II. Certain Assumptions and Representations

A. Assumptions

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, electronic or facsimile copies, and the authenticity of the originals of such latter documents. In making our examination of documents executed, or to be executed, by the parties indicated therein, we have assumed that each party has, or will have, the power, corporate or other, to enter into and perform all obligations thereunder. We have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by each party indicated in the documents and that such documents constitute, or will constitute, valid and binding obligations of each party.

In connection with this opinion (the “Opinion”), we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the officer’s certificate dated October 23, 2017 (the “Officer’s Certificate”) and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the Opinion set forth herein. We have also relied upon statements and representations made to us by representatives of the Company and have assumed that such statements and the facts set forth in such representations are true, correct and complete without regard to any qualification as to knowledge or belief. For purposes of the Opinion stated herein, we have assumed the validity and the initial and continuing accuracy of the documents, certificates, records, statements and representations referred to above. We have also assumed that the transactions related to the offering of the Debentures will be consummated in the manner contemplated by the Prospectus Supplement. Terms used and not defined herein have the meanings given to them in the Prospectus Supplement.

Aflac Incorporated

October 23, 2017

B. Representations

An officer of the Company has provided the following representations in the Officer’s Certificate that are relevant to the Opinion:

1.	The facts, representations, and covenants relating to the Debentures as described in the Opinion are true, accurate, and complete in all material respects.

2.	Neither the Company nor any of its subsidiaries will take any position on any U.S. federal, state or local income or franchise tax return that is inconsistent with the U.S. tax treatment of the Debentures described in the Opinion.

3.	The Company has no present intention to exercise its right to defer payments of interest on the Debentures.

4.	The Company believes that the likelihood that it would exercise its right to defer payments of interest on the Debentures is remote because, among other things, deferral of interest payments on the Debentures would prohibit the Company from paying dividends on its outstanding equity.

5.	The Company has paid regular dividends on its common stock in each of the past 40 years, and the Company has increased dividends every year since 1983.

6.	Based on the Company’s assets and projected cash flows, the Company expects to have the financial resources to satisfy its payment obligations under the Debentures pursuant to their terms.

7.	The Company, on a stand alone basis, incurs expenses and makes payments to trade creditors.

III. Summary of Conclusions

Generally, the characterization of an instrument as debt or equity for U.S. federal income tax purposes depends on all the facts and circumstances surrounding the issuance and operation of a particular instrument, and no single factor or characteristic is considered to be controlling.2 There is no controlling authority directly on point dealing with debentures that have terms similar to the Debentures.

[2]	See, e.g., John Kelley Co. v. Commissioner, 326 U.S. 521 (1946).

Aflac Incorporated

October 23, 2017

Based on and subject to the description of the facts, assumptions, representations, and analysis set forth herein and in the Prospectus Supplement, it is our opinion that under current U.S. federal income tax law, the Debentures will constitute indebtedness of the Company for U.S. federal income tax purposes.

In rendering our Opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”), pertinent judicial authorities, rulings of the Internal Revenue Service (the “Service”), and such other authorities as we have considered relevant. It should be noted that such laws, Code, Treasury Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our advice is based could affect our conclusions herein. There can be no assurance that our Opinion will be accepted by the Service or, if challenged, by a court.

*         *         *

Except as set forth above, we express no other opinion. This Opinion has been prepared for you in connection with the filing of the Prospectus Supplement. It may not be relied upon by anyone else without our prior written consent. We consent to the Company filing this Opinion with the Securities and Exchange Commission as an exhibit to the Prospectus Supplement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission. This Opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our Opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Sincerely,
/s/ Skadden, Arps, Slate, Meagher & Flom LLP